February 8, 2013

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Mara L. Ransom, Assistant Director
Lisa Kohl, Staff Attorney
Lilyanna Peyser, Special Counsel
Jim Allegretto, Senior Assistant Chief Accountant
Andrew Blume, Staff Accountant

Re:	US Foods, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed February 8, 2013

File No. 333-185732

Ladies and Gentlemen:

We are submitting this letter on behalf of US Foods, Inc. (the “Company” or “US Foods”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated January 25, 2013 relating to the Company’s Registration Statement on Form S-4 (Registration No. 333-185732) filed with the Commission on December 28, 2012 (the “Registration Statement”). Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter five (5) copies of Amendment No. 1 in paper format, which have been marked to show changes from the Registration Statement. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

General

1.	Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Securities and Exchange Commission

February 8, 2013

In response to the Staff’s comment, the Company confirms that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). The Company further confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the appropriate provisions of Rule 424.

2.	In your supplemental letter dated December 28, 2012, please revise the statement that you “will make each broker-dealer that holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities and that is participating in the Exchange Offer aware (through the prospectus for the Exchange Offer) that it may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes so long as it contains a plan of distribution with respect to such resale transactions” to indicate that you will make each person participating in the exchange offer aware of such facts.

In response to the Staff’s comment, the Company has revised the statement in the supplemental letter dated December 28, 2012, to indicate that it will make each person participating in the exchange offer aware of such facts. Attached is a copy of the revised supplemental letter.

3.	We note that upon a change of control you must give holders of Exchange Notes the opportunity to sell you their Exchange Notes. Please revise to disclose that any such offers will comply with any applicable regulations under the federal securities laws, including Rule 14e-1 under the Exchange Act.

In response to the Staff’s comment, the Company has revised the disclosure to indicate that upon a change in control, offers to sell the Exchange Notes to the Company will comply with any applicable regulations under the federal securities laws, including Rule 14e-1 under the Exchange Act.

Market and Industry Data, page ii

4.	We note your statement that “[a]lthough we believe that the information provided by third parties is generally accurate, we have not independently verified any of that information.” Please remove this statement to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

In response to the Staff’s comment, the Company has revised the disclosure to remove the statement.

Securities and Exchange Commission

February 8, 2013

Prospectus Summary, page 1

5.	Please include in this section the disclosure required by Item 3(f) of Form S-4.

The Company respectfully advises the Staff that the Company is wholly owned by its parent, USF Holding Corp. As a result the Company has not included the book value, income or dividend per share information since the Company believes that although this information would be material to equity holders it is not material to the note holders in this offering.

6.	Please include in this section the ratio of earnings to fixed charges. Please refer to Item 3 of Form S-4, Item 503(d) of Regulation S-K, and Instruction 2(D) to Item 503(d).

In response to the Staff’s comment, the Company has moved the disclosure of the ratio of earnings to fixed charges to the Summary section.

Our Company, page 1

7.	Please disclose whether the following statements are based upon management’s belief, industry data, reports or articles or any other source. If the statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis for such belief. If the statement is based upon industry data, reports or articles or any other source, please supplementally provide copies of such source materials to us, appropriately marked to highlight the sections relied upon. Please revise any similar statements in the Business and Management’s Discussion and Analysis sections.

•	“We estimate that we hold a number one or number two market share position in approximately two-thirds of our local markets.” (page 1)

The Company has revised the Registration Statement to remove all references to its market share position.

•	“The foodservice distribution industry is highly fragmented with approximately 15,000 foodservice distributors nationwide.” (page 2)

The statement above is based upon publicly available information contained in a research article published on April 28, 2011 on the website Fast Graphs. The article from Fast Graphs can be accessed at http://www.fastgraphs.com/_blog/Research_Articles/post/Sysco_(SYY)_Gourmet_Stock_at_a_Fast_Food_Price_with_a_Sweet_Dividend_Dessert/. The Company has revised the number to approximately 16,500 foodservice distributors based on this publicly available information.

The Company is supplementally providing copies of the article marked to highlight the relevant information about the foodservice market that supports this information.

Securities and Exchange Commission

February 8, 2013

•	“Recent trends show large-scale distributors taking market share from smaller regional and local distributors . . . .” (page 1)

The statement above is based upon press releases showing the purchases of smaller regional and local distributors by large scale distributors in 2011 and 2012. The Company is supplementally providing copies of press releases supporting this information.

•	Each of the statements contained in the first paragraph on page 2.

The statements in the first paragraph on page 2 are based upon statistics from the USDA Economic Research Service website showing foodservice sales over the last 30 years. These statistics reflect the food away from home market, which is representative of the Company’s market (i.e. these are the end user numbers not wholesale numbers – amounts paid by consumers and not the amounts paid by the restaurants). These statistics reflect that there was never a decline in the last 30 years except for the decline in 2009 followed by a recovery in 2010 and 2011. The website is public and located at: http://www.ers.usda.gov/data-products/food-expenditures.aspx#26634. The Company is supplementally providing copies of the pertinent information from the website that supports this statement.

•	Your statement on page 72 that management “navigat[ed] the worst decline in the foodservice distribution industry in more than 30 years.”

The statement above is based on the same information as has been provided in response to the immediately preceding bullet point.

Industry Overview, page 1

8.	We note the first sentence of this section regarding the estimated size of the food service industry in 2011, according to “industry sources.” Please identify in the prospectus the industry sources that serve as the basis for this statement and provide copies of any source materials to us, appropriately marked to highlight the sections relied upon. Please also disclose whether you commissioned any of the materials to which you may refer and file the consent of each party who conducted any of the studies to which you may refer or confirm that these studies are widely available to the public.

The statement above is based upon information available on the International Foodservice Distributors Association website - Foodservice Distributors: If You Eat Out, You Know Us! “In 2011, estimated distributor annual sales in North America exceeded $200 billion.” http://www.ifdaonline.org/webarticles/anmviewer.asp?a=622&z=38.

Securities and Exchange Commission

February 8, 2013

The Company did not commission any of the materials to which it refers and this information is widely available to the public. The Company is supplementally providing copies of these materials appropriately marked to highlight the sections relied upon.

Corporate History, page 2

9.	Please revise this section and the Ownership and Corporate Structure diagram on page 3 to disclose the current percentage ownership that each CD&R and KKR have of USF Holding Corp. Please also disclose any interest, direct or indirect, of CD&R or KKR in the exchange offer.

In response to the Staff’s comment, the Company has revised the diagram on page 3 to disclose the current percentage ownership of each of CD&R and KKR in USF Holding Corp. In addition, the Company has revised this section to disclose the interest, direct and indirect, of CD&R and KKR in the exchange offer.

Risk Factors, page 13

10.	Please delete from the introductory paragraph the statements that “the following risks and uncertainties are not the only risks and uncertainties facing us and it is possible that other risks and uncertainties might significantly impact us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial also may materially and adversely affect our business, financial condition or results of operations.” All material risks should be described. If risks are not deemed material or are not currently known, registrants should not reference them.

In response to the Staff’s comment, the Company has revised the disclosure to remove the statement.

Risks Relating to the Exchange Notes and the Restricted Notes, page 14

We may be unable to raise funds necessary . . . ., page 15

11.	Please revise the heading of this risk factor to also state that your Senior Credit Facilities may limit or prohibit the change of control repurchase offers required by the Indenture. Please also revise this risk factor to briefly describe the “specified changes of control” that would trigger an offer to purchase all outstanding Exchange and Restricted Notes under the Indenture.

Securities and Exchange Commission

February 8, 2013

In response to the Staff’s comment, the Company has revised the heading to include the fact that the Senior Credit Facilities may limit or prohibit the change of control repurchase offers required by the Indenture. The heading now reads, “We may be unable to raise funds necessary to finance the change of control repurchase offers required by the Indenture and the Senior Credit Facilities may limit or prohibit the change of control repurchase offers required by the Indenture.” In addition, the Company has revised the risk factor to briefly describe the nature of the changes of control that would trigger an offer to purchase all outstanding Exchange and Restricted Notes under the Indenture.

Federal and state fraudulent transfer laws. . . ., page 15

12.	Please provide additional detail about the circumstances in which the 2007 Term Loans that were repaid or the Senior Subordinated Notes that were repurchased with the proceeds of the Additional 2019 Notes would not be valid for the full amount thereof, with a view to describing to investors the likelihood that parties may assert that the issuance of the Additional 2019 Notes is a fraudulent transfer.

In response to the Staff’s comment, the Company has revised this risk factor.

Risks Relating to Our Substantial Indebtedness, page 17

We have substantial debt . . . ., page 17

13.	Please include in this risk factor the amount of cash flows from operations that was dedicated to the payment of interest on your indebtedness for the 9 months ended September 29, 2012 and for the fiscal year ended December 31, 2011.

In response to the Staff’s comment, the Company has revised the risk factor to disclose the amount of cash flows from operations dedicated to the payment of interest on the Company’s indebtedness for the 9 months ended September 29, 2012 and for the fiscal year ended December 31, 2011.

The agreements and instruments . . . ., page 18

14.	Please disclose the thresholds and financial covenants to which you refer in the first full paragraph on page 19 with a view to disclosing to investors when you might be required to comply with financial ratio covenants.

In response to the Staff’s comment, the Company has revised the risk factor to disclose the thresholds and financial covenant ratios to which it refers.

Securities and Exchange Commission

February 8, 2013

The Exchange Offer, page 29

15.	Please include in this section the disclosure required by Item 202 of Regulation S-K. Refer to Item 4(a)(3) of Form S-4.

In response to the Staff’s comment, the Company has revised this section to include a description of the Company’s securities.

Selected Historical Consolidated Financial Data, page 44

16.	We note that you add “Business transformation costs” to EBITDA in arriving at Adjusted EBITDA and note your description of these costs in the penultimate paragraph on page F-45. Please tell us and disclose with more specificity the nature of the costs included in this line item.

In response to the Staff’s comment, the Company has revised the penultimate paragraph on page F-45 to include more specificity regarding the nature of costs included in the “Business Transformation Costs” adjustment to EBITDA.

The Company’s debt agreements specify various types of costs that are to be added to EBITDA in arriving at Adjusted EBITDA, accordingly management also applies such adjustments in assessing the operating performance of the business. The costs that management included as part of the “Business Transformation Costs” line when adjusting EBITDA are related to four key strategic areas. The four strategic areas include: (i.) functionalization, process and systems redesign, and significant centralization in the Company’s replenishment, finance, category management, and human resources functions; (ii.) development of a cash and carry retail store strategy and launch of the first store at the end of 2012; (iii.) Company rebranding strategy development and implementation; and (iv.) development and pilot implementation of a new field sales coverage model. The specific costs include consulting to develop and implement the strategic initiatives, direct internal costs to implement such initiatives, duplicate costs during a transition period and other transition costs related to these initiatives.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

Overview, page 47

17.	Please elaborate upon the product cost inflation challenges impacting you and the food service industry to which you allude in the third paragraph of this section. In this regard, we note the decline in gross profit percentage as disclosed in the selected historical results of operations on page 48. Please discuss the impact that product cost inflation has on your bottom line and any trend in this regard. Please refer to Item 14 of Form S-4 and Item 303(a)(3)(ii) of Regulation S-K.

Securities and Exchange Commission

February 8, 2013

In response to the Staff’s comment, the Company has revised this introduction section to remove the references to product cost inflation challenges impacting the Company and focused on the challenges facing the foodservice industry. The Company has revised the disclosures concerning gross profit for each applicable period to further elaborate on the impact of product cost inflation.

Comparison of Results, page 51

18.	Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. In addition, please provide an analysis of the underlying reasons for each significant change you identify. For example, we note that you attribute the variance in your interim gross profit on page 52 to the “increase in net sales, improved vendor product costing terms and favorable year over year valuation adjustments to our LIFO inventories, partially offset by competitive market conditions.” Please quantify the extent to which these variances were due to each contributing factor and explain why you experienced such movements. Please note that the nature of this comment should be applied to the entirety of your results of operations discussion, not just the examples included herein or specified below. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised its results of operations discussion to quantify, where possible, the extent to which each change contributed to the overall change in the corresponding line item and analysis of the underlying reasons for each significant change we identify.

13-weeks Ended September 29, 2012 and October 1, 2011, page 51

Net Sales, page 51

19.	Please quantify the increase in net sales attributable to an increase in case volume and that which is attributable to product cost inflation. Please similarly revise your disclosure for each period for which you present results. Please refer to Item 14 of Form S-4 and Item 303(a)(3)(iii) of Regulation S-K.

Securities and Exchange Commission

February 8, 2013

In response to the Staff’s comment, the Company has revised this section to quantify the increase in net sales attributable to the referenced factors.

Gross Profit, page 51

20.	Please provide greater detail regarding the unfavorable market conditions that impacted gross profit as a percentage of net sales.

In response to the Staff’s comment, the Company has revised this section to provide greater detail on the unfavorable market conditions impacting its gross profit as a percentage of net sales.

Liquidity and Capital Resources, page 58

Cash Flows, page 60

21.	Please quantify the increases in inventories and accounts receivable and decrease in accrued expenses and other current liabilities that contributed to the reduction in cash flows provided by operating activities for the 39-weeks ended September 29, 2012 compared to the 39-weeks ended October 1, 2011.

In response to the Staff’s comment, the Company has revised this section to quantify the increases in inventories and accounts receivable and decrease in accrued expenses and other current liabilities.

Valuation of Goodwill and Other Intangible Assets, page 65

22.	Recognizing that you recently performed a qualitative as opposed to quantitative assessment of goodwill, please explain to us in detail how you were able to conclude that fair value of the unit was substantially in excess of carrying value; especially given that differences in assumptions could have a material effect on your assessment but the qualitative assessment doesn’t specifically consider the assumptions. We may have further comment after reviewing your response.

The Company advises the Staff that the Company’s recorded goodwill substantially represents excess purchase price attributable to its acquisition in July 2007 by its current owners. No goodwill impairment charges have been recorded since the acquisition in June 2007. The

Securities and Exchange Commission

February 8, 2013

Company’s most recent quantitative assessment of goodwill impairment was in 2011. Based on the results of that valuation, the Company concluded at that time that the fair value of its reporting unit exceeded the carrying value by approximately $1.5 billion and, accordingly, the Company’s goodwill was not impaired. The Company utilized a valuation specialist in 2011 and previous years to assist it in determining the fair value of its reporting unit. Due to valuation methods used and the resulting significant excess of fair value over carrying value, management has concluded the July 3, 2011 valuation represents an appropriate baseline for assessing fair value of its reporting unit and, accordingly, the Company has elected to first evaluate qualitative factors to determine if it is more likely than not that the fair value of its reporting unit is less than its carrying amount for its fiscal year 2012 annual goodwill impairment test. As part of the 2012 analysis, the Company reviewed key assumptions from the 2011 analysis as well as other qualitative factors, including those noted in ASC 350. Based on these factors and aforementioned information, management concluded that the effect of relevant factors and events since the last quantitative analysis in 2011 would mostly likely have a neutral to positive effect on the reporting unit’s fair value compared to the prior year. Accordingly, management has determined it is not more likely than not that the fair value of its reporting unit is less than its carrying amount at July 1, 2012.

Consistent with the above conclusion, the Company has also revised its significant accounting policy note and critical accounting policies to remove “goodwill” from the statement that different assumptions may have a material effect on its impairment analysis.

Business, page 68

Corporate History, page 68

23.	Please disclose in this section that in 2007 investment funds associated with CD&R and KKR acquired all of the outstanding common shares of U.S. Foods from Ahold, as you state on page 2. Refer to Item 14(a) of Form S-4 and Item 101(a)(1) of Regulation S-K.

In response to the Staff’s comment, the Company has revised this section to disclose that in 2007 investment funds associated with CD&R and KKR acquired all of the outstanding shares of US Foods from Ahold.

Competition, page 73

24.

We note your statement on page 69 that you are “one of only two national foodservice distributors.” Please disclose in this section the name of the other national foodservice distributor with which you compete. In addition, we note your statement on page 69 that you “hold a number one or number two market share position in approximately two-thirds of our local markets.” To the extent appropriate and material, please

Securities and Exchange Commission

February 8, 2013

disclose the names of the other foodservice distributor(s) that hold the number one or number two market share positions in such markets. Refer to Item 14(a) of Form S-4 and Item 101(c)(1)(x) of Regulation S-K.

In response to the Staff’s comment, the Company has revised this section to include the name of the other national foodservice distributor with which the Company competes. The Company has also revised the Registration Statement to remove all references to its market share position.

25.	Please provide additional detail about the way(s) in which you compete in the markets in which you operate. Please also describe the positive and negative factors pertaining to your competitive position as it relates to the various markets and way(s) in which you operate.

The Company has revised this section to provide additional detail about the ways in which it competes in the markets in which it operates. The Company has also described the positive and negative factors pertaining to its competitive position as it relates to the various markets and ways in which it operates.

Legal Proceedings, page 79

Indemnification by Ahold for Certain Matters, page 81

26.	Please describe the “certain matters” relating to which Ahold has agreed to indemnify and hold harmless the Company.

In response to the Staff’s comment, the Company has revised this section to describe the matters relating to which Ahold has agreed to indemnify and hold harmless the Company.

Management, page 82

Composition of our Board of Directors, page 84

27.	Please briefly describe the certain corporate transactions and rights regarding the appointment and removal of your chief executive officer over which the investment funds affiliated with the Sponsors have special governance rights. Please also disclose the specified minimum levels of shareholdings in USF Holding that the applicable Sponsor must maintain to retain such rights.

Securities and Exchange Commission

February 8, 2013

In response to the Staff’s comment, the Company has revised this section to briefly describe the certain corporate transactions and the rights regarding the appointment and removal of the Company’s chief executive officer over which the Sponsors have special governance rights. The Company has also disclosed the minimum level of shareholdings that the Sponsors must maintain in order to retain such rights.

Executive Compensation, page 86

28.	Please update this section with additional disclosure regarding executive compensation awarded in fiscal year 2012 as it becomes available.

The Company advises the Staff that it has updated this section with additional disclosure regarding executive compensation awarded in fiscal year 2012.

Security Ownership of Certain Beneficial Owners, page 120

29.	Please disclose the natural persons with voting and/or investment control over the shares of US Foods, Inc. held by USF Holding Corp, as well as over the shares of USF Holding Corp held by CD&R and KKR.

In response to the Staff’s comment, the Company has revised this section to disclose the natural persons with voting and/or investment control over the shares of US Foods, Inc. held by USF Holding Corp, as well as the shares of USF Holding Corp. held by CD&R and KKR.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

9. Debt

30.	Please tell us the amount of unamortized debt issuance costs written-off that related to the previous ABS Facility. Please also tell us the remaining term of the old ABS Facility and the reason for the unamortized debt issuance costs. Your disclosure suggests that no portion of the remaining unamortized debt issuance costs were carried forward to the new ABS facility. If our understanding is not clear, please provide us with additional information to clarify our understanding.

The Company advises the Staff that the Company entered into the previous ABS Facility effective July 3, 2007 with a scheduled maturity on July 3, 2013. The Company initially

Securities and Exchange Commission

February 8, 2013

capitalized $1.4 million of debt issuance costs. At the date of the refinancing transaction, $0.5 million of previous ABS Facility debt issuance costs remained unamortized. Of that amount, $0.3 million was written-off and included in the loss on debt extinguishment and $0.2 million was carried forward to the new ABS facility.

10. Assets Held For Sale, page F-16

31.	We note your disclosure that certain facilities may be classified as assets held for sale for more than one year due to market conditions. For each annual and interim balance sheet presented in your filing, please quantify the assets on those balance sheets that have been classified as held for sale for longer than one year. Please clearly explain why such assets qualify to be classified as held for sale pursuant to ASC 360-10-45-9 through -11.

The Company advises the Staff that each of the properties was initially classified as assets held for sale when management committed to a plan to sell the facility and it was unlikely the plan would be changed, the facility was actively marketed at a reasonable price in relation to its then current fair value, was available for immediate sale and the sale was expected to be completed within one year. Although the market for its former distribution facilities in general continues to be challenging given the slow economic recovery, the Company continues to actively market the facilities at reasonable prices and has sold multiple properties. The Company regularly assesses the market value of its properties held for sale based upon information received from real estate brokers and adjusts the carrying value of these properties as applicable. For all properties held for sale, the Company has exited operations from the facilities and, thus, the properties are no longer productive assets. The Company was successful in selling one facility in 2011 and three additional facilities in 2012. The carrying value of assets that have been classified as held for sale longer than one year was $18 million at September 29, 2012, $12 million at December 31, 2011 and $12 million at January 1, 2011. One of the six facilities classified as assets held for sale at September 29, 2012, with an approximately $10 million carrying value included in the $18 million as of September 29, 2012, was sold during the fourth quarter of 2012. In response to the Staff’s comment, the Company has also revised this note to disclose such amounts.

11. Debt, page F-17

32.	You disclose on pages F-19 and F-62 that your CMBS facility is collateralized by mortgages on the “related properties.” We also note your disclosures on page 131 indicating that you “sold or contributed” certain properties to USF PropCo I, LLC (“PropCo I”), a special purpose bankruptcy remote entity, and leased those properties back under a master lease agreement. Please clarify the transactions entered into with respect to your CMBS facility and explain how you accounted for such transactions. In doing so, please explain how you determined, if applicable, that consolidation of PropCo I was appropriate.

Securities and Exchange Commission

February 8, 2013

The Company advises the Staff that Propco I originated in 2007 as part of the financing package that funded the acquisition of the Company by its current owners. Propco I is secured by mortgages on 38 USF properties, primarily distribution centers (the “Propco Properties”). The Propco Properties were sold and contributed by USF to Propco I (a wholly owned subsidiary of USF) in 2007. The purchase price consideration paid by the Propco entities to USF consisted of the net loan proceeds from the CMBS with the balance of the fair value of the properties transferred by USF to Propco I as a non-cash capital contribution. The Propco Properties are leased back to USF under two master lease agreements. USF as tenant is required to pay Propco I, as the landlord under each master lease, a monthly rent amount. The lease payments received by Propco I are used by Propco I to service its debt, together with contributions as necessary from USF.

Excess cash in Propco I is dividended continuously to the Company, and it is the Company’s intent and historical practice to fund the Propco entities at the time that principal payments are due on the Propco entities’ debt. This flow of funds is consistent with the fact that the Company has contractually guaranteed payment of the Propco entities’ debt. The Company has concluded that consolidation of Propco I is appropriate in accordance with ASC 810 given the aforementioned guarantee together with the fact that Propco is wholly owned by the Company.

As Propco I is consolidated with USF, the above described sale/transfer of properties, the lease and related activities (which are between Propco I and USF) are eliminated in consolidation.

12. Accrued Expenses and Other Long-Term Liabilities, page F-20

33.	We note the rollforward of your insurance liability on page F-21. Please tell us and consider revising your MD&A to discuss the reasons for the significant changes in your insurance-related expenses recognized during the periods presented.

The Company advises the Staff that the decrease in insurance reserves in FY 2011 as compared to FY 2010 is primarily attributable to favorable business insurance claims experience in 2011 and positive developments on prior business insurance matters. The improvement is based on new safety programs implemented to reduce the number and severity of claims, decrease the cost when an incident occurs and close claims sooner, which often times correlates to a lower cost. The increase in FY 2010 as compared to FY 2009 is primarily attributable to unfavorable experience rates for workers’ compensation insurance matters in that year.

Securities and Exchange Commission

February 8, 2013

In response to the Staff’s comment, the Company has revised its MD&A to discuss the reasons for the significant changes in our insurance related expenses during the periods presented.

13. Restructuring and Tangible Asset Impairment Charges, page F-21

34.	We note that you recognized restructuring charges during each period presented. Please disclose in greater detail the facts and circumstances that led to your restructuring activities. See ASC 420-10-50-1a.

In response to the Staff’s comment, the Company has revised this note to include greater detail about the facts and circumstances that led to its restructuring activities.

35.	Based on your restructuring liability rollforward, it appears you reversed approximately $2.8 million of restructuring charges during both fiscal 2010 and 2011. Please explain to us the reasons for these adjustments, the date they were determined and recorded and the reason(s) they could not have been made at an earlier date.

The Company advises the Staff that in the first quarter of 2011 the Company recorded $50 million of restructuring costs based on the best information available at that time. Approximately $48 million of this amount related to the Company’s planned closure of its Boston South distribution facility later in 2011. Later in 2011, the Company revised its estimate primarily related to the aforementioned Boston South facility closure as additional information, such as actual severance amounts payable to terminated employees, became available to the Company and accordingly the Company reversed approximately $3 million of excess costs accrued.

In 2010, the Company settled several lease obligations on several previously closed facilities and revised it estimated sub-lease income and accordingly reversed approximately $2 million of future lease obligations.

15. Share-based Compensation and USF Holding Corp. Common Share Issuances, page F-23

36.

We note that you sell shares of your parent USF Holding Corp. to executives and employees and also issue USF Holding stock options, restricted shares, and equity appreciation rights. Since USF Holding common stock is not traded on any public stock exchange, please tell us and disclose how the sales price of USF Holding is determined and clarify if that price is used as an input when calculating the fair value of your equity award issuances. If the common stock fair values are largely based on the results of valuations performed by independent valuation specialists or by your management, please explain to us in detail the method(s) used in these valuations to

Securities and Exchange Commission

February 8, 2013

determine the fair values of the common stock and clarify whether the valuations are performed on a contemporaneous or retrospective basis. Please also tell us how you correlate the equity valuation of the parent to your valuation when you perform your Goodwill impairment analysis. To the extent the parent is a shell, we would expect such valuations to correlate closely. In any event, tell us how the aggregate of your parent equity valuation compares to “Total shareholder’s equity” at the closest balance sheet date for which the most recent valuation was performed. Quantify any differences related to operations existing at one entity versus the other. We may have further comment after reviewing your response.

In response to the Staff’s comment, the Company has revised this note to provide the information requested. The Company measures fair value of its shares on a quarterly basis using the combination of a market approach and an income approach. The Company engages a third party specialist to assist management in completing its quarterly valuation. The fair value is determined each quarter end by the Company’s Board of Directors, based on management’s valuation analysis, and is the share price at which shares are sold to employees in the subsequent quarter. This value is also used as the grant date value for stock options, equity appreciation rights and restricted shares during that quarter. The quarterly share price valuation is based 50% on a discounted cash flow analysis in arriving at the income approach, 35% based on market multiples from comparable companies times its annual Adjusted EBITDA and 15% based on multiples from market transactions for similar companies times its annual Adjusted EBITDA. The result of these methods are then adjusted for other items such as the Company’s cash on hand, outstanding debt and a marketability discount in arriving at an estimated fair value per share range.

Management considers the share valuation as part of the Company’s annual qualitative assessment of goodwill impairment as USF, Inc. comprises all of USF Holding’s shareholder’s equity. USF Holding has no operations outside of USF, Inc., and its only holding is the value of its 1,000 shares of USF, Inc.

21. Guarantor and Non-Guarantor Condensed Consolidating Financial Information, page F-40

37.	You disclose that certain subsidiaries have fully and unconditionally and jointly and severally guaranteed the obligations under “certain debt agreements.” Please tell us if the condensed consolidating financial information provided in this footnote is specific to the guarantees of the 8.5% Senior Notes being registered in this exchange. If so, clarify the “certain debt agreements”.

Securities and Exchange Commission

February 8, 2013

The Company advises the Staff that the information provided is not specific to the 8.5% Senior Notes, but rather is also relevant for the Company’s ABL Facility, 2011 Term Loan, Extended 2007 Term Loans and Cash Flow Revolver.

In response to the Staff’s comment, the Company has revised this note to further clarify this point.

38.	Although you disclose that the subsidiary guarantees are full and unconditional, we note your summary of subsidiary guarantor release provisions on pages 137-138. Please address the following items:

•

An arrangement that permits a guarantor to opt out of its obligation prior to or during the term of debt is not a full and unconditional guarantee, accordingly, please revise your disclosures to indicate that the subsidiary guarantees are full and conditional subject to certain provisions. Please provide a summary of or cross-reference to the pertinent release provisions.

In response to the Staff’s comment, the Company has revised the disclosure in this section to indicate that the subsidiary guarantees are full and unconditional subject to certain exceptions. In addition, the Company has provided a cross-reference to the full description of such exceptions which description appears in the same section just following the next two paragraphs.

•

If such release provisions could be considered customary tell us what consideration was given to disclosure in the financial statements of such provisions pursuant to Rule 3-10(i)(11) of Regulation S-X.

Rule 3-10(i)(11) of Regulation S-X states that the disclosure:

(i)	May not omit any financial and narrative information about each guarantor if the information would be material for investors to evaluate the sufficiency of the guarantee.

(ii)	Should include sufficient information so as to make the financial information presented not misleading.

(iii)	Need not repeat information that would substantially duplicate disclosure elsewhere in the parent company’s consolidated financial statements.

Separate financial statements and other disclosures with respect to the guarantor subsidiaries have not been provided as management believes the information provided in the consolidated financial statements of the Company is sufficient for investors to evaluate the sufficiency of the guarantees. The financial information and disclosures that would be contained in individual financial statements of each subsidiary guarantor is already contained in the consolidated financial statements and related notes of US Foods, Inc. and would be duplicative if presented again.

Securities and Exchange Commission

February 8, 2013

•

Please tell us how you meet the requirement to provide condensed consolidating financial information under Rule 3-10 of Regulation S-X. In doing so, please explain how you determined that your subsidiary release provisions are customary as that term is used in section 2510.5 of the Financial Reporting Manual located at our web-site www.sec.gov.

Paragraph (f) of Rule 3-10 states that when a parent issues securities that are guaranteed by multiple subsidiaries of that parent, the registration statement need not include financial statements of any subsidiary guarantor if:

1.	each of the subsidiary guarantors are 100% owned by the parent company issuer;

2.	the guarantees are full and unconditional; and

3.	the guarantees are joint and several.

Each of the subsidiary guarantors are 100% owned by US Foods, Inc. and therefore the first requirement of Rule 3-10(f) has been met. The third requirement is met because Section 1301(a) of the Indenture provides that “each Subsidiary Guarantor… will jointly and severally, irrevocably and fully and unconditionally Guarantee, on an unsecured senior basis, the punctual payment when due…”. With respect to the second requirement, the following is an analysis as to how the guarantees constitute “full and unconditional” guarantees in accordance with the requirements of Rule 3-10.

Section 2510.5 of the Financial Reporting Manual states that “[a] subsidiary that guarantees its parent’s debt securities pursuant to an Indenture that provides for the subsidiary’s guarantee to be released under customary circumstances may rely on [Rule] 3-10, provided the other requirements of [Rule] 3-10 are met.” As discussed above, the “other requirements” of Rule 3-10 have been met.

The Company notes several factors that indicate that the Subsidiary Guarantees are “full and unconditional”. First, except for the specific circumstances described below, each subsidiary guarantee is in place throughout the life of the debt, i.e. no subsidiary guarantor may elect to “opt out” or cancel its guarantee, solely at its option. Second, there are no restrictions, limitations or caps on the guarantees of the subsidiary guarantors. Third, there are no provisions that would delay the payments that would be required of the subsidiaries under the guarantees and the Indenture requires “punctual payment” by the subsidiary guarantors. Further, as discussed below, the subsidiary guarantee release provisions contained in the Indenture fit within the “customary circumstances” as set forth in Section 2510.5.

The subsidiary guarantee release provisions are contained in Section 1303(i) through (vii) of the Indenture. These provisions fit within the following “customary circumstances” set forth in Section 2510.5 pursuant to which a subsidiary guarantor may rely on Rule 3-10 if the Indenture provides:

•	that the guarantee will be released when the subsidiary is sold or sells all of its assets,

Securities and Exchange Commission

February 8, 2013

•	that the guarantee will be released when the subsidiary’s guarantee of other indebtedness is terminated or released,

•	that the guarantee will be released when the subsidiary is declared “unrestricted” for covenant purposes,

•	that the guarantee will be released when the requirements for legal defeasance or covenant defeasance or to discharge the Indenture have been satisfied, and

•	that the guarantee will be released when the rating on the parent’s debt securities is changed to investment grade.

23. Business Segment Information, page F-45

39.	We note from your disclosures in this footnote and on pages 1 and F-9 that you have a single reportable segment, operating segment, and reporting unit. We further note your disclosures on page F-46 that you changed the composition of your reportable segments during the fourth quarter of 2011 from three reportable segments to the current one-segment view. Please address the following comments:

•

Please tell us in sufficient detail how you determined you have only one operating segment, and reporting unit in light of your “…64 divisions nationwide.” In this regard a detailed description of how such divisions are operated as a “… single operating segment…” may be helpful to our understanding.

We are a National foodservice organization which operates in a single segment. The nature of our business (the need to deliver food, much of which is perishable, and food-related products to our customers when and where they need them) necessitates that we have our products within appropriate proximity to our customers. As a result, our Company has many locations – divisions or distribution centers - strategically placed throughout the U.S. to house our product until it is needed by our customers. The Company’s distribution centers form a single network to reach its customers and it is common for a single customer to make purchases from multiple distribution centers. The Company’s distribution centers all engage in the same business of delivering food and food related products and all operate in the United States, thus the political and regulatory environment is very similar across the distribution centers.

The Company uses a centralized management structure, and the Company’s strategies

Securities and Exchange Commission

February 8, 2013

and initiatives are implemented and executed consistently across the organization to maximize value to the organization as a whole. The Company uses shared resources for sales, procurement, and general and administrative functions across the Company’s distribution centers. The dedication of shared, and often centralized, resources to a particular function for the total organization is what the Company refers to as the “functionalization” of the Company. This “functionalization” is described in more detail below in regards to your question about the 2011 organizational changes. In late 2011, we analyzed our business under ASC 280-10-50 and determined that our Company constituted one operating segment.

ASC 280-10-50-1 defines an operating segment as a component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity)

b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.

The chief operating decisions maker (CODM) is the Company’s CEO. The CODM regularly reviews the consolidated results as his view of the business, as that is the only view whereby he is able to fully evaluate the financial and operational performance of the Company’s primary functions and the aggregate results of the homogenous divisions as a collective group, and make the strategic entity-wide decisions to allocate Company resources which maximize the performance of the entire organization. The Board of Directors also regularly reviews the consolidated results of the business as the means of fulfilling their governance role as it relates to financial reporting of the Company. Please see additional discussion below in regards to your question about assessing performance and allocating resources on a consolidated basis.

In summary, the single-segment determination is supported by the content of the financial reports regularly used by our CODM (described below), the nature of our business activities (described above), and the information presented to the Board of Directors (described below).

The Company also concluded there is only a single reporting unit. ASC 350-20-35-1 states, in part, that “goodwill shall be tested for impairment at a level of reporting referred to as a reporting unit.” The Codification defines a reporting unit as “an operating segment or one level below an operating segment (also known as a component).”

Securities and Exchange Commission

February 8, 2013

ASC 350-20-35-34 through 35-36 contain the following guidance on identifying reporting units:

•

A component of an operating segment is a reporting unit if the component constitutes a business or a nonprofit activity for which discrete financial information is available and segment management, as that term is defined in paragraph ASC 280-10-50-7, regularly reviews the operating results of that component. Subtopic 805-10 includes guidance on determining whether an asset group constitutes a business. . . .

•

However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. Paragraph ASC 280-10-50-11 shall be considered in determining if the components of an operating segment have similar economic characteristics.

•	An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component.

The level below the consolidated Company level that would meet the above definition would be the distribution centers. In determining whether the components of an operating segment have similar economic characteristics, and thus can be aggregated to a single reporting unit, all of the factors in paragraph ASC 280-10-50-11 and ASC 350-20-55-7 were considered. The Company concluded that the components of our single operating segment may be aggregated and deemed a single reporting unit for the purposes of evaluating the Company’s goodwill for impairment.

•

Please explain to us the nature of the organizational changes made during the fourth quarter of 2011 that resulted in the consolidation of your reportable segments into one and how your chief operating decision maker is able to more effectively assess performance and allocate resources on a consolidated basis. Explain to us the composition of the previous reporting segments. Please also tell us the nature of the financial information regularly provided to your CODM and the extent to which any of that information is disaggregated below the consolidated level, such as at divisional, private label, “Good, Better, Best” tiers or any lower level than consolidated sales and expenses.

Organizational Changes in 2011

Although not required to present segment information as a private Company, through the third quarter of 2011 the Company concluded that it had one significant operating and reportable segment, Broadline. The Broadline segment focused primarily on the needs of the Company’s “street” and national account customers. Street customers consist primarily of independently owned, single location restaurants and other independent operators, such as country clubs and community centers. National account customers include healthcare, hospitality, education, chain restaurants and government/military organizations. Broadline historically accounted for over 90% of the Company’s net sales and almost all of the Company’s operating income. The Company had also

Securities and Exchange Commission

February 8, 2013

concluded that it had three other operations meeting the definition of operating segments: North Star Foodservice (“North Star”), Stock Yards and US Foods Culinary Equipment & Supplies (“USF CE&S”, formerly known as Next Day Gourmet). North Star focused on the needs of certain chain restaurant customers. Stock Yards is a specialty meat distributor and USF CE&S is an equipment and supply distributor. None of the three met the quantitative criteria for disclosure as a reportable segment in ASC 280-10-50-12 and, thus, were reported together as “other.” As described below, 2011 was a year in which those smaller operating segments were essentially subsumed into the Broadline operations. Also, as described below, during 2011 extensive centralization of key business functions was completed which further focused the financial reporting and focus of the CODM on consolidated results of the Company.

The most relevant 2011 changes to the operations and organizational structure that led to a change in internal reporting which in turn led to the change in conclusion on operating and reportable segments in the final quarter of 2011 are noted below:

•

In October 2011, the Company proceeded to fully integrate its North Star divisions that served almost entirely national chain restaurant customers into its Broadline operations. The changes primary related to the integration of the North Star divisions into Broadline’s management structure and reporting, thereby viewing them as Broadline operations. Since the Company’s acquisition in July 2007, the North Star business has diminished as the Company resigned a significant portion of its North Star business or allowed customer contracts to expire and closed other North Star distribution facilities. Although certain distribution facilities were devoted exclusively to North Star national chain restaurant customers, most Broadline divisions continue to sell to national chain customers.

•

In October 2011, the Company announced a new name and brand identity for USF CE&S with the goal of expanding the availability of its products across the Company. Although a significant portion of USF CE&S revenue comes from direct sales to external customers, the majority of its sales are to Broadline divisions who in turn sell equipment and supplies to their customers. Due to the extensive cross selling of its products, the Company integrated USF CE&S into its Broadline operations. During the fourth quarter of 2011, all Broadline divisions also began stocking the 60 most popular culinary equipment and supply products demonstrating the reduced differentiation between USF CE&S and the rest of the Broadline operations.

•

Like USF CE&S, the Company’s Stock Yards specialty meat business sells directly to external customers, but a significant portion of its sales are to the Broadline divisions who in turn sell the products to their customers. Due to the extensive cross selling of its products, the Company integrated Stock Yards into its Broadline operations.

Securities and Exchange Commission

February 8, 2013

•

While the Company has historically used a centralized management structure, during 2011 many critical aspects of the Company’s business were moved to shared resources managed from the center of the organization (“functionalized”). Key areas functionalized included operations, human resources, replenishment, category management and finance. The changes were implemented to make the organization more efficient, drive consistency, and provide appropriate accountability in order to effectively drive any strategic changes needed in that function going forward company-wide. In many instances, new management roles were created or redesigned to effectively manage the cross-organizational functions from the center. Management and employees at the various Company operating locations report to functional leadership at the center of the Company, and functional leaders report to the Company’s executives exclusive of the CEO.

As a result of (i) the previously differentiated operations being subsumed into Broadline operations, and (ii) the functionalization activities, the primary reporting presentations to the executive team and the Board of Directors, discussed below, were realigned to focus on consolidated financial results, as compared to previous presentations which included regular and prominent presentation of more disaggregated information together with consolidated results.

Assessing Performance and Allocating Resources on a Consolidated Basis

The CODM uses consolidated information to manage the business because the strategic decisions made by the CODM are in regards to initiatives or resources made to benefit the total Company. In addition to Company-wide strategies which consume resources, the functional areas (cost centers) consume much of the Company’s resources and their individual optimization is critical to the profitability of the organization (given the thin margins in the foodservice industry); each function spans the entire organization and their cost center performance is more important to the success of the organization as a whole compared to the performance, for example, of any individual division or customer. If the functional areas do not perform to the desired benefit of the whole organization, it gets the highest attention of the CODM and the Board of Directors. Thus, the key documents described below for which the CODM dedicates substantive time are focused on the consolidated performance and the optimization of the functional cost centers in driving the consolidated performance.

Securities and Exchange Commission

February 8, 2013

Financial Information Regularly Provided to the CODM

The CODM receives only a few financial reports on a recurring basis. The Monthly Executive Package and Board of Directors Presentations are those two reports that the CODM devotes substantive time in his role as the CEO in evaluating performance and allocating resources. The Daily Case Variance & Executive Summary is brief, widely-distributed report of statistics that the CODM reads but does not devote substantial time reviewing nor does the report substantively influence his evaluation of the organization’s financial performance or is it used in his decisions about allocating resources. The content of those reports are as follows:

•

Monthly Executive Package - The focus of the monthly executive package, which is typically 30 – 50 slides, is consolidated performance. The report’s lead schedule presents key financial metrics including net sales, gross margin, operating expenses and adjusted EBITDA – all consolidated. This information is supplemented with multiple detailed supporting schedules for the consolidated entity (with a focus on consolidated metrics for the functionalized areas) and disaggregated information for sales and case (volume) statistics. Occasionally, slides will be included (and are small in number) that show a measure of profitability at a level below consolidated, typically in the form of EBITDA or “true gross profit” (see discussion to follow) and may be at a regional, divisional or customer level; however, the inclusion of such information accompanies a discrete topic being addressed by management to which the facts relate. There are not recurring disaggregated presentations of profitability measures in a consistent format which is used to evaluate performance by the CODM (e.g. they are presentations not regularly reviewed by the CODM). We believe that the inclusion of such information on a periodic basis and the discussions that occur around such discrete matters are not in conflict with the notion that the information that the CODM regularly reviews and truly uses to evaluate performance and allocate resources is the consolidated information, based on the reasons presented throughout this response. Also, the “true gross profit” measures, when included in the slides, have limitations, more fully described below, which renders it insufficient as a basis for such decision-making.

•

Board of Directors Presentations - The focus of the board presentation, which is typically in excess of 100 slides, is consolidated results. Consolidated financial information is presented for key financial metrics including net sales, gross margin, operating expenses and adjusted EBITDA. Similar to the Monthly Executive Package, occasionally slides will be included (and are small in number) that show a measure of profitability at a level below consolidated, typically in the form of EBITDA or “true gross profit” (see discussion to follow) and may be at a regional, divisional or customer level; however, the inclusion of such information accompanies a discrete topic being addressed by management to which the facts relate. Also, from time to time, a specific capital expenditure or acquisition opportunity is presented and, in presenting those, certain disaggregated information necessary to justify the capital expenditure is presented. For the same reasons presented immediately above, we believe that the inclusion of such information on a periodic basis and the discussions that occur around such discrete matters are not in conflict with the notion that the information that the CDOM regularly reviews and truly uses to evaluate performance and allocate resources is the consolidated information. Also, the “true gross profit” measures, when included in the slides, have significant limitations, more fully described below, which renders it insufficient as a basis for such decision-making.

Securities and Exchange Commission

February 8, 2013

•

Daily Case Variance & Executive Summary - The daily report, four pages in length, is widely distributed throughout the Company’s management group. The report presents sales, cases and “true gross profit” information consolidated, by customer type and by geographic region. The substantive users of the report are operations and financial managers below the CODM. The CODM is not a substantive user of the report in that it does not weigh into his evaluation of the Company’s performance or influence how resources are allocated. . The CODM expends a minimal amount of timing reading the four-page report. The brevity of his review is due to the fact that his purpose for reading the report is to see trends – directionally – as opposed to drawing a conclusion on the actual amounts presented; he reads the trends to understand if Company strategies are manifesting themselves in positive movements in the metrics. He does not truly evaluate performance using the data in the report due to the significant limitations in the derivation of “true gross profit.”

True gross profit is only used by the Company and the CODM as a reference amount to compare over time – in terms of noting if trends are likely improving or deteriorating; but even then, the trends may not be as substantial or in the same direction as it appears due to the derivation of the measure. Therefore, it is not a sufficient financial measure to make prudent business decisions and, thus, the Company does not make strategic decisions (those decisions made by the CODM or the Board of Directors) based on that measure. True gross profit is not gross profit which reflects all the costs and reductions in costs that are included in the meaningful, consolidated measure of gross profit. The measure excludes vendor allowances, customer rebates, and inventory adjustments. Given the thin margins in the foodservice industry, inclusion of those items is critical to arrive at an accurate measure of gross profit and, without their inclusion, may result in the appearance of a negative margin when in fact a positive gross margin exists, or vice versa.

Further, any true gross profit measure by customer or customer type is further of limited in value and is not used to make strategic decisions regarding customers, as the varied level of operating expenses between locations delivering to customers would be an important, but missing, factor that would be necessary to truly evaluate customer profitability. Thus, in terms of customers, it serves as only reference by which future periods can be compared to.

We believe that the three characteristics of operating segments described in ASC 280-10-50-1 identifies our entire Company as a single operating segment and that, for the reasons articulated above, neither the non-recurring (and limited) disaggregated profitability information nor the recurring profitability measures, which are severely limited in their use in making decisions (and which do not receive substantive attention by the CODM), alter our conclusion that performance is evaluated and resources are allocation on a consolidated basis.

Securities and Exchange Commission

February 8, 2013

Further, ASC 280-10-50-6 provides that if the chief operating decision maker uses more than one set of segment information, “other factors may identify a single set of components as constituting a public entity’s operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors.” We believe that these other factors, discussed throughout our response further support our analysis that we are a single segment company.

Conclusion

As described above, after analyzing our business in accordance with ASC 280, we have determined that our Company operates in a single segment. The CODM uses consolidated financial results to allocate resources and assess business performance. This single segment determination is supported by the nature and structure of our business activities and the information presented to the CODM and to the Board of Directors.

We have also considered the overall objective of segment disclosures set forth in ASC-280-10-10-1, which is to provide information about different types of business activities and different economic environments to help users of financial statements: (a) better understand an entity’s performance; (b) better assess its prospects for future cash flows; and (c) make more informed judgments about the entity as a whole. Our operations are highly homogenous considering the nature of the products sold, types of customers, distribution methods and regulatory environment. Our business performance and prospects for future cash flows are heavily dependent on optimizing our performance through the execution of consistent strategies led from the center of the organization. We believe that our current consolidated disclosures provide investors with the information they need to understand and assess our company’s performance and future prospects and reflects how management views and operates the business.

•

Your disclosure on page F-9 suggests you haven’t identified any components as discussed in ASC 350-20-35-34. If so, please advise why your acquisition activity did not result in the creation of components. If you have more than one component, advise how they met the criteria for aggregation set forth in ASC 350-20-35-35.

Management does not view the Company’s acquisitions as a component as acquisition operations are the same type as its other distribution centers and acquired businesses have been integrated to the Company’s existing distribution centers.

•

We note that you derive your revenues from multiple product categories, such as the “Good, Better, Best” product tiers discussed on page 78, and that you also have retail sales locations that supplement your distribution business. Please revise your filing to provide the revenue disclosures by product and service group required by ASC 280-10-50-40. The amounts of revenues reported should be based on the financial information used to produce your general-purpose financial statements.

Securities and Exchange Commission

February 8, 2013

In response to the Staff’s comment, the Company has revised this note to disclose sales by product category for 2011 and 2010. The Company is unable to present comparable product category sales information for 2009 due to subsequent information systems enhancements. As a result, the Company is relying on ASC 280-10-50-40, which provides an exemption if it is impracticable to provide this information.

Exhibit Index, page II-10

5.1 – Opinion of Jenner & Block LLP

40.	Please revise to delete the conditions listed as (3) and (4) in the second full paragraph on page 2, or explain why you believe such conditions are appropriate. Refer to Section II.B.1.eStaff Legal Bulletin No. 19.

In response to the Staff’s comment, the Company has revised the opinion to remove the conditions listed as (3) and (4).

******

Prior to requesting acceleration, the Company will provide a written statement containing the acknowledgments included at the end of the comment letter.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (202) 244-9625 or, in her absence, Kevin T. Collins at (212) 891-1634.

Sincerely,

JENNER & BLOCK

/s/ Elaine Wolff
Elaine Wolff

cc:	Juliette Pryor, Executive Vice President, General Counsel & Chief Compliance Officer
Allan D. Swanson, Chief Financial Officer
Dirk Locascio, Corporate Controller
Gail Sharps Myers, Senior Vice President & Deputy General Counsel
James Pyle, Associate General Counsel
US Foods, Inc.